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SECURITIES AN
Wash.

12010096

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Mutual Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3750 West Deerfield Road
(No. and Street)

Riverwoods (City) Illinois (State) 60015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anders Raaum (847) 850-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co. LLP
(Name – *if individual, state last, first, middle name*)

21 South Evergreen Ave., Suite 240 (Address) Arlington Heights (City), IL (State) 60005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anders Raaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FED Mutual Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anders Raaum
Signature

President and
Chief Executive Officer
Title

Joyce M. Weller
Notary Public

"OFFICIAL SEAL"
JOYCE M. WELLER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 10/29/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

FED Mutual Financial Services, Inc.

Financial Statements for the

Year Ended December 31, 2011

FED Mutual Financial Services, Inc.

Year Ended December 31, 2011

Contents

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

Independent Auditor's Report

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

We have audited the accompanying statement of financial condition of FED Mutual Financial Services, Inc. (the Company) (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FED Mutual Financial Services, Inc. (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)) as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

WWW.JLCO.COM

FLORIDA · GEORGIA · ILLINOIS · NEW JERSEY · NORTH CAROLINA · SOUTH CAROLINA · VERMONT · VIRGINIA

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 and Statement Relating to Certain Determinations Required under Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co. LLP

Arlington Heights, Illinois
February 22, 2012

FED Mutual Financial Services, Inc.

Statement of Financial Condition

December 31, 2011

Assets

Cash	$ 24,570
Investment - Common stock (Note 1)	7,353
Accounts receivable - related party	1,198
Total Assets	$ 33,121

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable - Related party	$ 1,500
Accrued expenses - Related party	4,834
Deferred tax liability	1,378
Total Liabilities	7,712
Stockholder's Equity (Deficit) (Note 2)	
Common stock, no par value; authorized - 2,000 shares; issued and outstanding - 10 shares	1,000
Additional paid-in capital	458,196
Accumulated deficit	(433,787)
Total Stockholder's Equity	25,409
Total Liabilities and Stockholder's Equity	$ 33,121

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2011

Income	
Commissions - Life and accident and health insurance sales	$ 1,988
Administration fees and other	127
Interest income	9
Unrealized gain on investment - Common stock	234
Total Income	2,358
Expenses	
Commissions - Life and accident and health insurance sales	1,988
General and administrative expenses	13,000
Regulatory and filing fees	6,140
Total Expenses	21,128
Loss before Income Tax Benefit	(18,770)
Federal Income Tax Benefit	(6,381)
Net Loss	$ (12,389)

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2011	$ 1,000	$458,196	$ (421,398)	$ 37,798
Net loss	-	-	(12,389)	(12,389)
Balance, December 31, 2011	$ 1,000	$458,196	$ (433,787)	$ 25,409

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2011

Cash Flows from Operating Acitvities	
Net loss	$ (12,389)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in	
Accounts receivable - Related party	(1,198)
Accounts payable - Related party	1,500
Accrued expense - Related party	(4,145)
Deferred tax liability	83
Unrealized gain on investment - Common stock	(234)
Net Cash Used in Operating Activities	(16,383)
Cash, Beginning of Year	40,953
Cash, End of Year	$ 24,570

The accompanying notes are an integral part of the financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of Federal Life Insurance Company (Mutual) (Federal Life). The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life. The Company is also licensed as a general insurance agency and brokers insurance business written by Federal Life.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAPUSA) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the guidance).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAPUSA) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Related Party Transactions

All of the Company's commission and administration fee income is derived from the sale of insurance products of Federal Life.

Federal Life incurs various expenses on behalf of the Company, principally rent and professional fees and the salaries of personnel who conduct the operations of the Company. The Company recorded $13,000 in 2011 to reimburse Federal Life for these expenses.

Note 1 - Organization and Summary of Significant Accounting Policies

Investments

The Company, through a private offering, has purchased NASDAQ common stock. The common stock is carried at fair value with any change in fair value reported as unrealized gain (loss) in operations.

Income Taxes

The operations of the Company are included in the life-nonlife consolidated federal income tax return of Federal Life. In accordance with the intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate company tax calculation. As of December 31, 2011, the Company had a deferred tax liability of $1,378 related to the unrealized gain on investment - common stock. For the year ended December 31, 2011, the Company's federal income tax benefit was comprised of $6,461 of current income tax benefit and $80 of deferred income tax expense.

The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, *Income Taxes*. Under the guidance, the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination of facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. Tax years 2006 through 2010 are subject to examination by the IRS.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2012, the date the financial statements were available to be issued, and has not noted any events or transactions requiring recognition or disclosure.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2011, the Company had net capital of $25,684, minimum net capital requirements of $5,000 and a ratio of aggregate indebtedness to net capital of 0.25 to 1. The net capital rules may effectively restrict the payment of cash dividends and shall not exceed 15 to 1. However, the Company has not paid any cash dividends to date.

Note 3 – Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Financial assets and liabilities carried at fair value are classified in one of the following three categories based upon the nature of the inputs to the valuation technique used:

- Level 1 - Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

- Level 3 - Unobservable inputs that are not corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table sets forth by level within the fair value hierarchy the Company's only financial asset that was accounted for at fair value on a recurring basis as of December 31, 2011. As required by ASC 820, the asset is classified in its entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3
Common stock	$ 7,353	$ -	$ -

FED Mutual Financial Services, Inc.

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1

Year Ended December 31, 2011

Aggregate Indebtedness	
Accounts payable - Related party	$ 1,500
Accrued expenses - Related party	4,834
	6,334
Net Capital	
Common stock	1,000
Additional paid-in capital	458,196
Accumulated deficit	(433,787)
	25,409
Add	
Deferred tax liability	1,378
Less	
15% haircut on investment - Common stock	(1,103)
Net Capital	$ 25,684
Capital Requirements	
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum requirement	20,684
Total Capital Requirements	$ 25,684
Ratio of Aggregate Indebtedness to Net Capital	.25 to 1

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

See independent auditor's report regarding supplemental information.

FED Mutual Financial Services, Inc.

Statement Relating to Certain Determinations Required under Rule 15c3-3

Year Ended December 31, 2011

The Company is exempt under paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission rule from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See independent auditor's report regarding supplemental information.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

In planning and performing our audit of the financial statements of FED Mutual Financial Services, Inc. (the Company) (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Johnson Lambert & Co. LLP

Arlington Heights, Illinois
February 22, 2012

FED Mutual Financial Services, Inc.

Member Financial Industry Regulatory Authority

3750 West Deerfield Road • Riverwoods, Illinois 60015 • (847) 520-1900

SEC
Mail Processing
Section

February 24, 2012 FEB 27 2012

Washington, DC
123

SEC Headquarters
Security and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

RE: 2011 Annual Audited Financial Statements

Dear Sirs:

This is to record the transmittal of the following documents pertaining to our Company's year end filing for 2011:

1. Annual Audited Report - Form X-17A-5 Part III
   (2 copies)

Sincerely,

Anders Raaum

Anders Raaum
President and Chief Executive Officer

/jw

enclosure